                            COMMISSION FILE NO. 33-13789LA

                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-Q
              / /Form N-SAR

                 For Period Ended:   DECEMBER 31, 1998
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

YOUBET.COM, INC.
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Full Name of Registrant

YOU BET INTERNATIONAL, INC.
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Former Name if Applicable

1950 SAWTELLE BOULEVARD, SUITE 180
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Address of Principal Executive Office (Street and Number)

LOS ANGELES, CA  90025
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Certain documentation needed by the Company's auditors to complete the audit has not yet been received. It is anticipated such documentation will be received prior to April 15, 1999.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              PHILLIP HERMANN                (310)              444-3300
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                  (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              YOUBET.COM, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date     MARCH 31, 1999                     By   /s/ PHILLIP HERMANN
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                                                     Phillip Hermann
                                                     Executive Vice President
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

COMMISSION FILE NO. 33-13789LA


                                            March 31, 1999




Securities and Exchange Commission
Washington, D.C. 20549


We confirm the representations made by Youbet.com, Inc. in Part III of the accompanying Form 12b-25 for the year ended December 31, 1998, insofar as they relate to accounting and auditing matters.






                                            BDO Seidman, LLP

COMMISSION FILE NO. 33-13789LA


Part IV(3) Explanation of anticipated change

The Company anticipates a change in its results of operations from a loss of $19,400,000 for the year ended December 31, 1997 as compared to an unaudited loss of $13,900,000 for the year ended December 31, 1998.

The principal causes of the change between the two years are as follows:

Revenues generated by the Company in 1998 were $260,000. Network operations expenses of the You Bet Network increased by $620,000, sales and marketing expenses increased by $690,000 and general and administrative expenses increased by $940,000.

The increase in operating expenses was caused by the development activities related to the You Bet Network, as well as the related marketing efforts and additions to the Company's infrastructure to support its anticipated growth.

Furthermore, in 1997, the Company recognized a non-cash charge to operations of $7,900,000 reflecting the release of forfeiture restrictions on common stock held by officers/major shareholders.

A summary of the unaudited results of operations for the years ended December 31, 1997 and 1998 is as follows:

                                                     1997                1998
Revenues                                             $  -            $264,000

Costs and expenses, other than
  non-cash items                                4,828,000           7,090,000

Non-cash costs and expenses                    14,589,000           7,036,000
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    Total costs and expenses                   19,417,000          14,126,000
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Net loss                                    $(19,417,000)       $(13,862,000)
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Net loss per share - basic and diluted            $(3.06)             $(1.32)
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